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                               November 22, 2023

       Jeffrey Ross
       Chief Executive Officer
       Miromatrix Medical Inc.
       6455 Flying Cloud Drive, Suite 107
       Eden Prairie, MN 55344

                                                        Re: Miromatrix Medical
Inc.
                                                            Schedule 14D-9
filed November 13, 2023
                                                            File No. 005-93461

       Dear Jeffrey Ross:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in the Schedule
14D-9.

       Schedule 14D9 filed November 13, 2023

       The Solicitation or Recommendation, page 14

   1.                                                   On page 25, under the
bullet point    Interests of Insiders,    you state:    The interests that
                                                        certain directors and
executive officers of the Company may have with respect to the
                                                        Transactions that may
be different from, or in addition to, their interests as stockholders of the Company or the
interests of the Company   s other stockholders generally.    This
                                                        qualified, generic
disclosure is not helpful in informing stockholders as to whether these individuals have
different interests in the Transactions or as to the nature of such interests.
                                                        Please revise to
summarize the interests of the executive officers and directors that differ from the interests of
the Company   s stockholders, and how the Board considered them in
                                                        making its
recommendation.
       Summary of Piper Sandler's Financial Analysis, page 28

   2. We note your statement in the first paragraph of this section that the discussion that
 Jeffrey Ross
Miromatrix Medical Inc.
November 22, 2023
Page 2
         follows    does not purport to be a complete description of the
financial analyses performed
         or factors considered by, and underlying the opinion of, Piper
Sandler.    Please revise this
         language (and the subsequent discussion if applicable) to make clear that all material analyses are described.
3.       On page 32, you state that    [t]he Company also agreed to indemnify
Piper Sandler against
         certain liabilities and reimburse Piper Sandler for certain expenses in connection with
         Piper Sandler's services.    Please provide additional details about
these arrangements
         under Item 5 of Schedule 14D-9. See Item 1009(a) of Regulation M-A.
4.       On page 33, you state:    [I]n connection with the Board   s
evaluation of the Transactions,
         the Board considered certain nonpublic unaudited prospective financial information prepared by Company management relating to the Company, which we refer to as the
         'Projections.' The Projections were provided to Piper Sandler for its use and reliance in connection with its financial analyses and opinion summarized above and were also provided to Parent on October 24, 2023 as part of its final confirmatory due diligence.
         Please clarify whether the    Projections    mentioned here are the
same information
         provided elsewhere in the Schedule 14D-9. Otherwise, please include such information or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-
551-3263.



FirstName LastNameJeffrey Ross                                Sincerely,
Comapany NameMiromatrix Medical Inc.
                                                              Division of
Corporation Finance
November 22, 2023 Page 2                                      Office of Mergers
& Acquisitions
FirstName LastName